Confidential Treatment
Requested by JPMorgan Chase & Co.

July 13, 2009
Mr. Amit Pande, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-05805
Dear Mr. Pande:
     We are in receipt of the letter, dated June 9, 2009, to Michael J. Cavanagh, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Firm’s response to the staff’s letter, dated April 9, 2009, regarding the above-referenced filings.
     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Securities and Exchange Commission and have requested confidential treatment for the redacted portions of this letter.
     We thank the staff for its careful consideration of our response letter, and we look forward to resolving the staff’s additional comments. To assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8 — Financial Statements and Supplementary Data
Notes to consolidated financial statements
Note 16 — Loan securitizations, page 168
1.	In future filings, beginning with your June 30, 2009 Form 10-Q, please provide significantly enhanced disclosures similar to those included in your response to bullets one and two of comment 3 of our letter dated April 9, 2009. Your disclosures should include a comprehensive discussion of the transaction specifically addressing your decision to voluntarily perform the transfer of higher quality loans with loss

Confidential Treatment
Requested by JPMorgan Chase & Co.

rates of 5% to 6% in return for lesser quality loans with loss rates of 12% to 13% despite the apparent economic consequences of the transaction. In addition, your disclosure should address any potential ramifications had the transaction not taken place. In this regard, we note your response that there was no imminent event — such as “early amortization” — that would have occurred had these actions not been taken. Please address any other potential ramifications, including but not limited to ratings issues, liquidity guarantees, reputational risk associated with the Trust, etc.

For the staff’s information, subsequent to the Firm’s response dated May 5, 2009 to the staff’s letter dated April 9, 2009, the Firm took additional actions with respect to the Washington Mutual Master Trust (the “Trust”) and, as a result of those actions, will record all of the assets and liabilities of the Trust in its consolidated financial statements for the period ended June 30, 2009.

[Redacted]

2.	We note your response to comment 3 of our letter dated April 9, 2009 in which you state that you carried over the allowance for loan losses from WMB and subsequently applied your methodology for calculating the allowance for loan losses to the acquired seller’s interest resulting in an increase to the allowance for loan losses, which was recorded as an accounting conformity adjustment. We also note your response to comment 4 in which you state that the amount of the Firm’s recorded allowance related to the seller’s interest prior to the removal of receivables from the Trust was approximately $1.0 billion. Please tell us the amount of the allowance prior to the accounting conformity adjustment, the amount of the accounting conformity adjustment, whether this $1.0 billion referred to above includes the adjustment and confirm, if true, that this accounting conformity adjustment is included in $1.5 billion charge to conform WMBs loan loss reserve to your methodology as disclosed in the December 31, 2008 Form 10-K.

The total WMB allowance for loan losses prior to the accounting conformity adjustment was $[ ] billion; of that total, the amount related to Card Services was $[ ] billion, of which approximately $[ ] million related to the seller’s interest in the Trust. The total accounting conformity adjustment recorded to conform the WMB loan loss reserve methodology to the JPMorgan Chase methodology was $1.5 billion; of that total, the amount related to Card Services was approximately $[ ] million of which approximately $[ ] million related to the seller’s interest in the Trust. Thus, the $1.0 billion referred to above includes a portion of both the original WMB allowance and the additional accounting conformity adjustment. Specifically, the allowance related to the seller’s interest of approximately $[ ] billion includes approximately $[ ] of the $[ ] billion of allowance carried over from WMB and an allocated conformity adjustment of approximately $[ ] million (of the total accounting conformity adjustment of $1.5 billion). [Redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

3.	Your response to comment 4 of our letter dated April 9, 2009 appears to indicate that the $400 million provision in the corporate segment relates only to the impact of the 700 bps increase on the seller’s interest resulting from the transfer of $5.5 billion of par amount receivables transferred into the Trust. In this regard, we remain unclear how you determined it was appropriate to record a $400 million provision for a net decrease of $500 million in seller’s interest resulting from the transaction, particularly considering the overall credit quality of the assets in the trust improved as a result of the transaction. In order for us to better understand your accounting in this regard, please provide us with a significantly enhanced discussion addressing our concern, and provide similarly enhanced disclosure in all future filings beginning with your June 30, 2009 Form 10-Q. In preparing your response and enhanced disclosures, please address the following:
•	As it relates to the $6.2 billion in credit card receivables removed from the Trust, please quantify and describe any adjustments aside from the carryover of the allowance in connection with the acquisition of seller’s interest and subsequent accounting conformity adjustment (e.g., adjustment for recharacterization of seller’s interest to wholly owned loans) and tell us the segment in which there adjustments were recorded; and

•	As it relates to the $5.8 billion of higher credit quality loans transferred to the Trust, please tell us the amount of allowance recorded prior to the transfer and quantify and describe any adjustments to this historical allowance (e.g., recharacterization of loans to seller’s interest) and the segment in which they were recorded.
The following describes the Firm’s accounting for the removal of credit card receivables from the Trust and the subsequent transfer of credit card receivables into the Trust:
•	As noted above, following the accounting conformity adjustment, the allowance for loan losses related to the seller’s interest in the Trust was $1.0 billion. Later in the fourth quarter, JPMorgan Chase randomly removed $6.2 billion of assets ($6.0 billion of principal receivables and $0.2 billion of accrued interest) from the Trust. The removal of $6.0 billion of principal receivables increased loans and decreased the seller’s interest. This part of the transaction had no impact on the Firm’s overall credit risk profile. Since the removal of accounts was random, the loss rate on the seller’s interest relinquished was the same as the loss rate on the principal receivables obtained from the Trust. Accordingly, because the removal of accounts had no impact on the Firm’s overall credit risk profile, this part of the transaction did not require any adjustment to the allowance for loan losses related to the seller’s interest of approximately $1.0 billion. The loans and related allowance for loan losses were reported in the Card Services segment.

•	Following the removal, the Firm added $5.8 billion of assets ($5.5 billion of principal receivables and $0.3 billion of accrued interest) into the Trust. The

Confidential Treatment
Requested by JPMorgan Chase & Co.

addition of $5.5 billion of principal receivables decreased the Firm’s loans on balance sheet and increased the seller’s interest. The removal of $6.0 billion of principal receivables with blended loss rates of [ ]% and the addition of $5.5 billion principal receivables with blended loss rates of [ ]% resulted in the Trust having assets with overall expected blended loss rates of [ ]%. This part of the transaction changed the Firm’s overall credit risk profile, since the $5.5 billion of principal receivables that were transferred into the Trust were of higher credit quality than that of the seller’s interest received in return. The $400 million increase in provision expense was driven by the approximate [ ] bps increase in expected loss rates on $5.5 billion of loan assets, which now had a loss rate of [ ]% instead of [ ]%. Because the Firm’s management team viewed this incremental provision to be directly related to the merger, it was determined that it would be most appropriate to report it as part of the Corporate segment along with other merger-related items. [Redacted]

•	In summary, the incremental $400 million provision relates to the fact that when JPMorgan Chase added $5.5 billion of principal receivables to the Trust, the assets that had been previously on the balance sheet were of a higher credit quality than that of the seller’s interest received in return. For financial reporting purposes, both the seller’s interest, as well as other credit card receivables held by the Firm and not in the Trust, are reported as Loans on the Firm’s consolidated balance sheet and are reserved for in accordance with the Firm’s allowance for loan losses methodology.
As noted above, the Firm took subsequent actions on May 19, 2009 that caused the Firm to consolidate the assets and liabilities of the Trust on its balance sheet. JPMorgan Chase proposes to disclose the information included in the response to Comment 1 in its Form 10-Q for the quarter ended June 30, 2009. The Firm believes the proposed disclosure appropriately describes the current state of the Trust, the Firm’s current accounting for the Trust, and gives an appropriate level of disclosure for the Trust in consideration of the Trust’s overall impact to the Firm’s consolidated results of operations. JPMorgan Chase will also consider adding, as appropriate, disclosure in its Form 10-Q for the second quarter ending June 30, 2009 regarding the extent to which the current credit environment has affected the performance of other Chase credit card trusts, and the actions the Firm has taken, or may consider taking, as a result.
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Confidential Treatment
Requested by JPMorgan Chase & Co.

     This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.

Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller